Exhibit 99.3

LONE STAR VALUE INVESTORS, LP c/o Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor Old Greenwich, Connecticut 06870

October __, 2015

Re:                           EDGEWATER TECHNOLOGY, INC.

Dear _______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Edgewater Technology, Inc. (the “Company”) in connection with the solicitation of written consents or proxies that Lone Star Value Investors, LP and certain of its affiliates (collectively, the “Lone Star Value Group”) is considering undertaking to nominate and elect directors to the Company’s Board of Directors through a consent solicitation or any other method permitted under the Delaware General Corporation Law (the “Lone Star Value Group Solicitation”).

Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter (“Agreement”) will set forth the terms of our agreement and is considered confidential.

AMERI Holdings, Inc., its affiliate Ameri and Partners Inc., and any succeeding company formed therefrom (collectively, the “Ameri Companies”) and the members of the Lone Star Value Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Lone Star Value Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company and is limited to any claims or losses in connection with your service as a nominee. The undersigned agrees that any indemnification shall first be sought from the Ameri Companies, and, only to the extent the undersigned is unable to obtain full indemnification from the Ameri Companies, the undersigned shall seek indemnification from the Lone Star Value Group pursuant to this Agreement. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Lone Star Value Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Ameri Companies and the Lone Star Value Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Ameri Companies and the Lone Star Value Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Ameri Companies in consultation with the Lone Star Value Group will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Ameri Companies and the Lone Star Value Group may not enter into any settlement of loss or claim brought directly against you without your consent unless such settlement includes a release of you from any and all liability in respect of such loss or claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Lone Star Value Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Lone Star Value Group, its affiliates, any members of any group formed by the Lone Star Value Group pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“Schedule 13D Group”) or the Ameri Companies which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Lone Star Value Group, its affiliates, any members of any Schedule 13D Group, the Ameri Companies, or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Ameri Companies and the Lone Star Value Group so that the Ameri Companies, the Lone Star Value Group, or any member thereof may seek a protective order or other appropriate remedy or, in the Lone Star Value Group’s sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or the Lone Star Value Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Ameri Companies and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Lone Star Value Group and, upon the request of a representative of the Lone Star Value Group, all such information shall be returned or, at the Lone Star Value Group’s option, destroyed by you, with such destruction confirmed by you to the Lone Star Value Group in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

*              *              *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

LONE STAR VALUE INVESTORS, LP
By:	Lone Star Value Investors GP, LLC, its General Partner

By:
Name:	Jeffrey E. Eberwein
Title:	Manager

AMERI Holdings, Inc.

By:
Name:	Giri Devanur
Title:	President and Chief Executive Officer
Ameri and Partners Inc.

By:
Name:	Giri Devanur
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED:

__________________________
NAME